Exhibit 4.4

DESCRIPTION OF CAPITAL SECURITIES
Arch Coal, Inc., a Delaware corporation (the “Company,” “we” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s Class A Common Stock (as defined below). The following summary includes a brief description of the Class A Common Stock as well as certain related information.

The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following:

•	the Delaware General Corporation Law (the “DGCL”), as it may be amended from time to time;

•	our Amended & Restated Certificate of Incorporation (our “Certificate of Incorporation”), as it may be amended or restated from time to time; and

•	our Amended and Restated Bylaws (our “Bylaws”), as they may be amended or restated from time to time.
General
Under our Certificate of Incorporation, the total number of shares of all classes of stock which the Company shall have authority to issue is 350,000,000, which is divided into three classes as follows:

•	299,589,834 shares of Class A Common Stock, the par value of which shares is $.01 per share (the “Class A Common Stock”);

•	410,166 shares of Class B Common Stock, the par value of which shares is $.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”); and

•	50,000,000 shares of Preferred Stock, the par value of which shares is $.01 per share (the “Preferred Stock”).
The Class A Common Stock and Class B Common Stock shall be identical in all respects except that the Class B Common Stock shall not be listed by the Company on any national securities exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares of Class A Common Stock or Class B Common Stock) by the affirmative vote of the holders of a majority of the shares of Class A Common Stock and Class B Common Stock, voting together as a single class.
The Common Stock is subject to the express terms of any series of Preferred Stock.
Class A Common Stock
Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock or Class B Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Common Stock out of the assets of the Company that are by law available therefor at such times and in such amounts as the board of directors of the Company in its discretion shall determine; provided that the Company shall not pay dividends with respect to the outstanding shares of Class A Common Stock unless simultaneously with such dividend the Company pays the same dividend with respect to each outstanding share of Class B Common Stock and vice versa;

provided, further, that if dividends are declared that are payable in shares of Class A Common Stock or Class B Common Stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A Common Stock or Class B Common Stock, such dividends shall be payable at the same rate on Class A Common Stock and Class B Common Stock and the dividends payable in shares of Class A Common Stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A Common Stock shall be payable only to holders of Class A Common Stock and the dividends payable in shares of Class B Common Stock or in rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B Common Stock shall be payable only to holders of Class B Common Stock.
Conversion of Class B Common Stock to Class A Common Stock. A holder of Class B Common Stock is entitled, at any time, to elect that all or a portion of such holder’s shares of Class B Common Stock be converted into shares of Class A Common Stock. Upon the delivery of written notice of such election to the Company, such shares of Class B Common Stock shall be, without further action on the part of the Company or any other holder of Class B Common Stock, converted as of the date of delivery of such notice into one fully paid and non-assessable share of Class A Common Stock.
In the event that a holder of Class B Common Stock transfers shares of Class B Common Stock, each share of Class B Common Stock so transferred shall automatically and without further action on the part of the Company or any holder of Common Stock convert into one fully paid and non-assessable share of Class A Common Stock upon such transfer; provided that no such conversion shall occur solely as a result of the pledge or hypothecation of any Class B Common Stock to any person.
The issuance of shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge to the holders of such shares of Class B Common Stock for any stamp or other similar tax in respect of such issuance; provided, however, that if any such share is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, then the person or persons requesting the issuance thereof shall pay to the Company the amount of any stamp or other similar tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Company that such tax has been paid or is not payable.
No adjustments in respect of dividends shall be made upon the conversion of any share of Class B Common Stock; provided, however, that if a share of Class B Common Stock shall be converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Common Stock but prior to such payment, then the registered holder of such share of Class B Common Stock at the close of business on such record date shall be entitled to receive the dividend payable upon such share of Class B Common Stock on such date (if payable in Common Stock, to be payable in Class A Common Stock following conversion), notwithstanding the conversion thereof or the default in payment of the dividend or distribution due on such date.
Voting Rights. Each holder of Class A Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) or pursuant to the DGCL.
A holder of one share of Class A Common Stock, as such, shall be entitled at all times to the same number of vote or votes as a holder of one share of Class B Common Stock, as such, on all matters on which stockholders generally are entitled to vote. However, any amendment, waiver, alteration or repeal of any provision of, or addition to, our Certificate of Incorporation or to our Bylaws that would adversely affect, alter, repeal, change or otherwise impair any of the powers, preferences, rights or privileges of the Class A Common Stock or Class B Common Stock, without similarly affecting the other class, must be approved by the affirmative vote of the holders of a majority of the Class A Common Stock or Class B Common Stock, as the case may be, voting as a separate class. Except as otherwise required in the Certificate of Incorporation or by applicable law, the holders of Common Stock shall vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).
Board of Directors. All of the directors of the Company shall be of one class and shall be elected annually. Any director so elected shall hold office until the next annual meeting of the Company and until his or her successor is elected and shall qualify, subject, however, to prior death, resignation or removal from office, and except as otherwise required by law. Any or all of the directors (other than the directors elected by the holders of any class or classes of Preferred Stock of the Company, voting separately as a class or classes, as the case may be) may be removed by the stockholders, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Rights Upon Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company and of the preferential and other amounts, if any, to which the holders of Preferred Stock shall be entitled, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares of Common Stock held by each such stockholder.
Miscellaneous. The outstanding shares of Class A Common Stock are fully paid and non-assessable. The holders of Class A Common Stock are not entitled to preemptive or redemption rights. Shares of Class A Common Stock are not convertible into shares of any other class of capital stock.
Certain Other Provisions of Our Certificate of Incorporation and Bylaws
The following provisions of our Certificate of Incorporation and Bylaws could be deemed to have an anti-takeover effect and could delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholders’ best interests.

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Advance notice of director nominations and matters to be acted upon at meetings. Our Bylaws contain advance notice requirements for nominations for election of directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

•	Amendment to Bylaws. Our Certificate of Incorporation also provides that our board of directors is expressly authorized to make, alter or repeal our Bylaws.

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Stockholder nomination. Our Bylaws impose several requirements on any stockholder who intends to propose a director nominee to be included the Company’s proxy statement for the annual meeting, and on the respective stockholder nominee.

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Forum Selection Clause. Our Certificate of Incorporation provides that unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our Bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

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Preferred Stock: In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us and not approved by our board of directors, it would be possible for the board to authorize the issuance of one or more series of Preferred Stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, our Certificate of Incorporation, as it may be amended or restated from time to time, and the applicable rules of any stock exchanges upon which the Class A Common Stock is listed at such time. The consent of our stockholders would not be required for any such issuance of Preferred Stock.